Exhibit 99.1

TEEKAY LNG ANNOUNCES CORPORATE CHANGES AND REBRANDING TO SEAPEAK

Hamilton, Bermuda, February 25, 2022 – Seapeak LLC (formerly known as Teekay LNG Partners L.P.) (Seapeak) announces the following organizational updates.

Conversion and Renaming

Effective on February 25, 2022, Teekay LNG Partners L.P. (TGP) has converted from a limited partnership formed under the laws of the Republic of the Marshall Islands into a limited liability company formed under the laws of the Republic of the Marshall Islands (the Conversion). Under Marshall Islands law, the Conversion is deemed to be a continuation of the existence of TGP (in its prior partnership form), but now in the form of a Marshall Islands limited liability company. Accordingly, all of the rights and liabilities of TGP (in its prior partnership form) are automatically vested in Seapeak.

Concurrent with the Conversion, effective on February 25, 2022, TGP has changed its name from “Teekay LNG Partners L.P.” to “Seapeak LLC”.

New Ticker Symbols for Outstanding Securities

As a result of the Conversion and renaming, effective on February 28, 2022, the ticker symbols for Seapeak’s preferred units will be changed as follows and begin trading under their new symbols:

Security	Listed Market	Old Symbol	New Symbol

9.00% Series A Cumulative Redeemable Perpetual Preferred Units	New York Stock Exchange	TGP PRA	SEAL PRA

8.50% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units	New York Stock Exchange	TGP PRB	SEAL PRB

Effective on March 1, 2022, the ticker symbols for Seapeak’s Norwegian Kroner-denominated bonds will be changed as follows and begin trading under their new symbols:

Security	Listed Market	Old Symbol	New Symbol

Teekay LNG Partners L.P. 2018 / 2023 FRN Bond	Oslo Børs	TKLNG05	SPK05

Teekay LNG Partners L.P. 2020 / 2025 FRN Bond	Oslo Børs	TKLNG06	SPK06

Teekay LNG Partners L.P. 2021 / 2026 FRN Bond	Oslo Børs	TKLNG07	SPK07

As previously announced on January 13, 2022, as a result of its acquisition by investment vehicles managed by Stonepeak, Seapeak filed to delist all of its issued and outstanding common units from the New York Stock Exchange. The delisting of all of Seapeak’s common units occurred effective as of January 24, 2022.

About Seapeak

Seapeak is one of the world’s largest independent owners and operators of LNG carriers, providing liquefied gas services primarily under long-term, fee-based charters through its interests in 47 LNG carriers, 20 mid-size LPG carriers, and seven multi-gas carriers. Seapeak’s ownership interests in these vessels range from 20 to 100 percent. In addition, Seapeak owns a 30 percent interest in an LNG regasification terminal.

For more information, please visit: www.seapeak.com.

About Stonepeak

Stonepeak is a leading alternative investment firm specializing in infrastructure and real assets with approximately $43.5 billion of assets under management. Through its investment in defensive, hard-asset businesses globally, Stonepeak aims to create value for its investors and portfolio companies, and to have a positive impact on the communities in which it operates. Stonepeak sponsors investment vehicles focused on private equity and credit. The firm provides capital, operational support, and committed partnership to sustainably grow investments in its target sectors, which include communications, energy transition, power and renewable energy, transport and logistics, and water. Stonepeak is headquartered in New York with offices in Austin, Hong Kong, Houston, and Sydney.

For more information, please visit www.stonepeak.com.

For Seapeak enquiries contact:

Email: enquiries@seapeak.com

For Stonepeak enquiries contact:

Kate Beers

Email: beers@stonepeak.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this press release, other than statements of historical fact, are forward-looking statements. Statements about the expected timing, future plans and related transactions and all other statements in this press release, other than historical facts, constitute forward-looking statements. Seapeak may not be able to complete future organizational and growth plans due to market competition, regulations and other factors, many of which may be outside of the control of Seapeak. Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements represent Seapeak’s views as of the date on which such statements were made. It is anticipated that subsequent events and developments may cause these views to change. These forward-looking statements should not be relied upon as representing views as of any date subsequent to the date hereof. Additional factors that may affect the business or financial results of Seapeak are described in the risk factors included in its filings with the SEC, including Seapeak’s Annual Reports on Form 20-F for the year ended December 31, 2020, as updated by subsequent filings with or submissions to the SEC. Seapeak expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences, except as required by applicable law.